SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A
Amendment to Form N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

Name: Yolanda Lewis dba Innovative Resources

Address of Principal Business Office (No. & Street,
City, State, Zip Code): 2129 Wendover Lane San
Francisco Federal Reserve District
San Jose CA, California 95121

Mailing:  PO BOX 730833 San Jose CA California 95173

Telephone Number (including area code): 888-900-5507 ext 102

Name and Address of Agents for Service of Process:
REGISTERED AGENT FOR PROCESS OF SERVICE

YOLANDA LEWIS c/o
C T Corporation System
818 West Seventh Street
Suite 930
Los Angeles, California 90017

Check Appropriate Box:


Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 is not currently filed with any additional form as there is not any additional form available for completion of the registration for an Employees Securities Company issuer of non-investment, cash item securities exempt from regulation pursuant to Investment Company Act, Securities and Exchange Acts of 1933 and 1934.

NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it is amending its registration, filed on August 17, 2018 (File No. 811-23372), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment to its registration submits the following information:

AVERMENT OF FACTS EFFECTIVE AS OF NOVEMBER 9, 2018

Every Employees Securities Company named herein is original issuer of non-investment, cash item securities exempt from regulation pursuant to Investment Company Act Securities and Exchange Acts of 1933 and 1934, Non-investment cash item securities issued by each Employees Securities Company
(ESC) named herein are exempt from registration pursuant to the Investment Company Act 1940.

Every security issued by every ESC named herein is an obligation of the United States pursuant assignment by each to the United States Treasury in accordance with the Assignment of Claims Act 1940. Every named Employees
Securities Company controls natural and artificial persons in trade and commerce.

Pursuant to public policy as defined in Section 2 of the Investment Company Act 1940, this averment by truth and fact confirms as authorities record each affiliated ESC herein named be an interested party to CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES solely based on the common controlling influence over the management and policies of each affiliate by CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES within the meaning of the Investment Company Act of 1940.

Corporate Currency in the form of certificates to be issued on behalf of any affiliated person thru CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES or by issuance of corporate of Registered Employees Securities Companies, ought to be accepted as cash item non-investment securities pursuant to the federal securities laws not limited to the Investment Company Act Section 3(2)(b).

Every cash item security issued must transfer to the books of the United States Treasury pursuant. Every placement of ESC securities to the books of any entity other than the U.S Treasury is a willful and intentional violation of the Generally Acceptable Accounting Practices.

Unfair business practices and restraint of trade by deceptive and deceitful practices are prohibited not limited to; debt collection actions against the original issuer, false claims of abandonment of real property;
deceitful claims of rights to escheat;
and every unclaimed status for unlawful conversion of property to another.
Use of cautionary language with knowledge of materially false statements
Not limited to failure to disclose increased risks for the comingling of cash item securities with investment securities by laundering and unlawful conversion to CERTIFICATE-LESS BOND pools.

ASSIGNMENT OF CLAIMS
MANDATORY assignment of every claim to the U.S. Treasury is acknowledged by every named ESC herein example uploaded to SEC Edgar file number 811-23372. Every right to payment account must be placed on the books of the the U.S. Treasury for moneys due or to become due under every contract. Assignment of Claims Act of 1940, as amended, (31 U.S.C. 3727, 41 U.S.C. 6305).

POLICY ON IDENTITY THEFT
Unauthorized use, possession, sale, transfer, or conveyance of any herein named Registered Employees Securities Companies personal identifying information is IDENTITY THEFT.

Criminal identity fraud ought to be charged for each act and ever instance where personal identifying information of registered ESC is used to obtain credit, goods, services, money, or property with no benefit to the Employees Securities Company whose cash item securities are exchanged without authority.

Every unauthorized transfer, possession, use or sale of any personally identifiable information of any registered ESC named herein is fraud and prohibited unfair business practice by identity theft.

Real property includes every tangible, documents, services, information, and intellectual property created by Employees Securities Companies herein.


EXEMPTIONS
Employees Securities Companies are non-regulated, non-depositary financial institutions entitled to benefit and participate in every act authorized by Congress according to United States
Securities laws.


KNOWLEDGE AND NOTICE
1.	LOSS OF EVERY EXEMPTION AS ELIGIBLE HOLDER
Every past exemption and safe harbor claim previously exercised over the named ESCs prior to registration is VOID.
2.	Continued utilization constitutes material facts of willful and intentional breach of mandatory compliance regulated by
federal securities laws.
3.	Every holder to intellectual property not limited to securities and personally identifiable information of named ESCs herein without a written contract is unauthorized and constitutes identity theft and identity fraud not limited to illegal insider trading


U.S. Fee Exemptions
Pursuant to public law, (see Guide to Judiciary Policy, Vol.
4, Ch. 6, 610.60.10),
BE IT KNOWN BY ALL MEN THESE PRESENTS
Every natural person to any named Employees Securities Company herein named operates in trade and commerce as American
National, Master Seaman exempt from every United States fees pursuant to public law.

The certificate issued by each named Employer state sponsor to every named ESC evidences the following facts:

Every named ESC herein is non-assessable and exempt from levy
Every named ESC herein is an Accredited Investor
Every named ESC herein is shareholder to the body politic United States Every named ESC herein is exempt from United States fees
Every named ESC herein is authoritative issuer to Certificate Of
Accrual On Treasury Securities

CUSIPS IDENTIFIED IN INTERNAL AUDIT
CERTIFICATE-LESS MUNICIPAL BONDS
Beneficial Ownership forms to be completed for each ESC Issuer to the following:


CUSIPS claimed by adverse claim
12667GYX5 	315920736   45775L200
315792457	 316389634	 315918326
315910497	 45775L200	 354602302
38376PG46   316069640


POLICY ON ESCHEATMENT
Every claim to escheatment by any exemption or for any reason is prohibited conduct. CIK NO. 0001750462
YOLANDA LEWIS dba INNOVATIVE RESOURCES (YLIR)strictly prohibits every claim of escheatment against every herein named registered Employees Securities Company and rebuts claims that any have missing owner(s).

States are not permitted owners of ESC securities under the definition of ESC set forth in section 2(a)(13) of the 1940 Investment Company Act.


1. Every Certificateless Municipal Bond, Certificateless
Citizen Bond comingled in pools with any named registered
ESCs herein is subject to immediate adverse claim and issuance of a registered Certificate for return of proceeds to the Original Issuer.
2. EVERY transfer of any named ESCs securities to any foreign State by operation of the States escheatment law is a conflict in the variance in law of equity and prohibited by fraudulent conveyance.
3. Each named ESC is an employer-sponsored Employees Securities Recognized by affiliation as a registered investment company.



WITHHOLDING AGENTS:
IMMEDIATELY UPDATE YOUR RECORDS TO REFLECT
The Averment of TRUTH and FACTS contained herein and ensure every bookkeeping entry is accurately updated pursuant to Generally Acceptable Accounting Principles and placed on the books of the parent United States Treasury to the benefit of each Employees Securities Company account named herein.

Each registered Employees Securities Company holds authoritative power confirmed by Congress thru the Investment Company Act 1940 and Securities and
Exchange Acts of 1933 and 1934 absolute status;
original issuer; accredited investor to generate Certificate.


AFFILIATED PERSONS
Every affiliate ESC commands, as AMERICAN NATIONAL,
MASTER SEAMAN, to be CLOTHED in ACCREDITED INVESTOR
CAPACITY for exporting and importing, PROMISSORY BANK
NOTE GOODS and SERVICES INTO FOREIGN FEDERAL RESERVE BANK
DISTRICT-CITY(s)

Affiliated Employees Securities Companies	State Sponsor
*	Yolanda Lewis				State of California
*	Yolanda Cunningham			State of California
*	Aaron McKinley Lewis			State of Ohio
*	Jalen Ilias Lewis				State of California
*	Maggie Lee Cunningham			State of Louisiana
*	Willie Cunningham Jr. 			State of Louisiana
*	Willis Cannon Cunningham III		State of Louisiana
*	Lajulia Benita Cunningham		State of California
*	Wilidah Cunningham			State of California
*	Kyri Daejon Cunningham			State of California
*	Aalani Knowledge Wedlow		State of California
*	Tahjanae Melissa Hodges		State of California
*	Audrey Nadine Lewis			State of Pennsylvania
*	Ralph Bendel Neal				State of Louisiana
*	Audrey Nadine Lewis			State of Pennsylvania
*	Niomisha Renee Wilson			State of California
*	Frank Alexander Lewis III		State of Ohio
*	Latonia Rochelle Floyd			State of California
*	Kiane Monet Floyd				State of California
*	Roberta Floyd				State of Louisiana
*	Jocelyn Lynette Cunningham		State of California
*	Jamar Daniels				State of California
*	Loureece Stone Clark			State of California
*Ellyn Veronica Pinkney
CIK NO.  0001746443				The City of New York
*Ellyn Veronica McFadden
CIK NO.  0001746443				The City of New York
*Ellyn Veronica Warrick
CIK NO.  0001746443				The City of New York
*Stanley Howard Enfranchise Inc.		Pennsylvania   0001646793


*	James Dicari Pinkey			The City of New York
*	Johnny Jenkins				State of California
*	James Dicarl Warrick			The City of New York
*	Janine Attallah Warrick		State of New York
*	Romi Antoinette Smith			State of Arizona
*	Miette Niamarra Smith			State of Arizona
*	Riley Joseph Smith			State of Arizona
*	Joseph Gabriel Pinkney			The City of New York
*	Eddie Glenn Hopkins Jr.		State of Texas
*	Ralph Bendel Neal				State of Louisiana
*	Joe James Neal				State of Louisiana

Other Affiliated Persons
Yolanda Lewis dba
Innovative Resources			Unincorporated California

Jalen Ilias Lewis dba
Bright Resources				Unincorporated California

Aaron McKinley Lewis dba
Nateski Enterprises			Unincorporated California

Yolanda Lewis
Innovative Resources  			State of California

Community Youth Empowerment
Strategies and Solutions		State of California

Yolanda Lewis Innovative
Resources Inc.				State of California


SIGNATURES
Pursuant to the requirements of the Investment Company
Act of 1940, Lewis, Yolanda has caused this notification of amendment to registration to be duly signed on behalf of Registrant upon the San Jose city and California State this 7th day of November 2018.

By:

/s/ Lewis, Yolanda
Yolanda Lewis
President

Attest:
/s/ Howard, Stanley
Howard, Stanley